Filed by DSW Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Retail Ventures, Inc.
Commission File No.: 1-10767

FINAL TRANSCRIPT DSW — Q1 2011 Dsw Inc Earnings Conference Call Event Date/Time: May. 24. 2011 / 12:30PM GMT

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FINAL TRANSCRIPT
May. 24. 2011 / 12:30PM, DSW — Q1 2011 Dsw Inc Earnings Conference Call
CORPORATE PARTICIPANTS
Allison Malkin
DSW Inc — ICR Inc.
Mike MacDonald
DSW Inc. — Pres., CEO
Doug Probst
DSW Inc. — EVP, CFO
Debbie Ferree
DSW Inc. — Vice Chairman, Chief Merchandising Officer
CONFERENCE CALL PARTICIPANTS
Christopher Svezia
Susquehanna Financial Group / SIG — Analyst
Steven Marotta
CL King — Analyst
Claire Gallagher
Capstone Investments — Analyst
Shoshana Pollack
Citigroup — Analyst
David Mann
Johnson Rice & Company — Analyst
Scott Krasik
BB&T Capital Markets — Analyst
PRESENTATION
Operator
Good morning, ladies and gentlemen. Thank you for standing by. Welcome to today’s DSW Inc. first quarter fiscal 2011 earnings conference call. At this time all participants are in a listen only mode. Following the presentation we will conduct a question and answer session. Instructions will be provided at that time for you to queue up for questions. As a reminder today’s conference is being recorded.
And now I would like to turn the conference over to Allison Malkin of ICR. Please go ahead, ma’am.
Allison Malkin — DSW Inc — ICR Inc.
Thank you and good morning. Welcome to DSW’s first quarter earnings conference call. With me today in Columbus are Mike MacDonald, CEO; Debbie Ferree, Vice Chairperson and Chief Merchandising Officer; and Doug Probst, CFO.
Before we proceed, please note that earlier this morning we issued a press release detailing the results of operations for the quarter ended April 30, 2011. Various remarks we make about the future expectations, plans, and prospects of the Company constitute forward-looking statements. The actual results may differ materially from those indicated by these forward-looking statements, as a result of various important factors, including those listed in today’s press release and in our public filings with the SEC.

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FINAL TRANSCRIPT
May. 24. 2011 / 12:30PM, DSW — Q1 2011 Dsw Inc Earnings Conference Call
With that, I will turn it over to the Company’s CEO, Mike MacDonald.
Mike MacDonald — DSW Inc. — Pres., CEO
Thanks, Allison. Good morning, everyone. We’re pleased with our strong start to the 2011 fiscal year for a couple of reasons. First, our Q1 results came on top of very strong sales and profit results from a year ago. And second, our results represented a continuation of the very positive momentum we established in the 2010 fiscal year. As you’ve heard me say before, we attribute our strong and consistent results to our differentiated operating model, growing national awareness of the DSW brand, and the focused execution of our growth initiatives. That combination of factors allowed us to achieve double digit sales and comp sales growth while simultaneously expanding our gross profit margin. Diluted earnings per share increased by 27% for the quarter which represents a great start to what we believe will be another strong year for DSW.
Here are a few statistical highlights of Q1 performance. Net sales were up 12%. Comp sales rose 10.8% reflecting increases in customer traffic, customer conversion and units per transaction. Our leased business division sales grew 8.7%, achieving its highest quarterly sales increase in 4 years. Operating profit rose 29% to 12.6% of net sales, which is a 170 basis point expansion from Q1 of 2010. EPS totaled $0.85 per share which included approximately $0.02 for charges associated with the RVI merger. And we ended the quarter with a strong balance sheet. Cash and investments now total $393 million and we have no debt.
During the quarter we saw strong growth across categories and genders, led by our strategic growth areas of accessories, men’s footwear, private brands, and key items. In fact, accessory comps grew 18%, driven by strong casual hosiery performance including tights, leggings, socks and liners. Our focus on the men’s business paid off with a 16% comp increase in the quarter. And while it represents a smaller piece of our business, our growth initiative in private brand merchandise continues to be successful driving a 49% increase. We expect each of these categories to continue to increase penetration. And given the higher gross margin rates associated with accessories, private brand and key items, this growth will drive both sales and margin rate.
Our women’s footwear business also recorded a solid comp sales increase for the quarter. We believe it could have been even stronger had it not been for the cold and wet weather in the Northeast and Midwest regions of the country. This unfavorable weather pattern was responsible for a pretty dramatic performance differential in the sandal category in the Northeast and Midwest compared to the South and the West. While sandals in total met our expectations, we had to redirect receipts in order to match inventory with demand by region.
As you probably saw, we also made a change to our TV ad campaign in the first quarter. The new ads feature attractive people wearing great-looking fashion footwear. And at the end of the spot, one character inevitably asks another — Where did you get those shoes? Which leads to the punch line phrase — DSW, it’s where you get those shoes. We think that ad campaign was successful in raising awareness with the DSW brand that in turn led to the increase in customer traffic. We also believe this campaign will help to establish DSW as a true fashion authority.
We continue to grow our DSW Rewards Loyalty Program. Membership now totals nearly 17 million members, and these customers accounted for 88% of our Q1 sales. We also continued to use the Rewards purchase database for precision marketing purposes to communicate to our customers based on their demonstrated purchase preferences. This precision approach makes us more relevant to our customers and increases customer response rates. As mentioned before, we were able to increase our customer conversion rate in the first quarter. Conversion is always reflective of the attractiveness of your merchandise offerings. However, we believe our conversion increase is partly due to better in stock positions as a result of the size replenishment system that we implemented last year. We also think it reflects more effective customer engagement on the selling floors of our stores which is something we’ve been working on.
We opened 7 new stores in the quarter and another 1 in the first week of the second quarter. These stores are performing in line with our expectations. We will open up to 10 more stores in the third quarter of this year. Three of these stores are in markets smaller than we would normally target for expansion. If this test is successful it can open the possibility for another 50 markets where we can position DSW stores.

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FINAL TRANSCRIPT
May. 24. 2011 / 12:30PM, DSW — Q1 2011 Dsw Inc Earnings Conference Call
The DSW.com business continued to pace our overall sales growth in the first quarter. Compared to last year, we’ve beefed up our assortments significantly in terms of breadth, depth and extended sizes. We also have made changes to our site that clarify our major product statements and create greater impact. Another change we recently made is called My DSW which allows our DSW Rewards members to check on the status of their point accumulation and to customize their contacts from DSW. They can choose how they want to hear from us, how often they want to hear from us, and the kinds of things they want us to contact them about. It’s just one more way we’re personalizing our relationships with our Rewards members.
DSW.com also benefited from our new shoephoria stock locator system that we implemented in the first quarter. This is a system that allows in store customers to purchase wanted shoes from our DSW.com site when we don’t have their size in stock at the store. We think this system can contribute to sales and customer satisfaction even more meaningfully over time as we learn more about how to best utilize this capability and as the customer understands that we have it.
Our leased business division recorded its sixth straight quarter of positive comps, reflecting growth in each of our leased accounts. We believe this growth is being driven by an assortment that is better aligned with the merchandise strategies of our retail partners, and by product presentation and organization that makes it easier for the customer to understand and to shop. We expect growth in this segment of our business as the existing retail base opens new stores, and as we actively pursue new partners.
And finally the merger with RVI is on track to close on May 26, just 2 days from now. With the completion of the merger we expect to benefit from a simplified corporate structure and a significant increase in our public float.
As we look ahead, we’re optimistic about our business for a number of reasons. First, in terms of real estate we expect to deliver 18 new stores this year. We also plan to remodel or refresh 42 stores. And, based on positive customer reaction, we also have plans to remove clearance walls from an additional 32 stores. Second, we expect to grow in our DSW.com channel at an accelerated pace. Later this year, we will introduce kids shoes on DSW.com which will give our customers yet another big reason to shop with us.
Third, we continue to grow membership in DSW Rewards, and that’s a statistic that is predictive of future sales results. We also are getting better at targeting the messaging to our almost 17 million members based on their demonstrated purchase behavior and the communication preferences they have provided to us. Fourth, we expect capitalize on the systems initiatives we’ve already implemented to further drive conversion, sales and profitability. And we continue to work on additional systems initiatives that will help us serve our customers even better. And finally, we’re optimistic about our business because we believe our brand experience is unique. DSW provides a breath-taking assortment of trend right brands at compelling prices at an every day basis, in stores that are easy to get to and easy to shop. Consumers who like shoes love DSW.
Let me now turn the call over to Doug to recap our first quarter financial results and provide our current outlook for 2011.
Doug Probst — DSW Inc. — EVP, CFO
Thanks, Mike. Good morning, everyone. Taking a more detailed look at the first quarter results, net sales were $503.6 million, as comparable sales grew 10.8% compared to 16.2% last year which represents a 2-year comp of 27%. By segment, our comps for our DSW business, which includes DSW.com, were up 10.9%. And our comps for the leased business division were up 9.2%. In line with 2010 comps were driven by a combination of increased traffic, conversion and units per transaction. Our merchandise margin rate for the first quarter was 47%. A 70 basis point improvement compared to last year reflecting better initial markups and entering the season with cleaner inventories.

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FINAL TRANSCRIPT
May. 24. 2011 / 12:30PM, DSW — Q1 2011 Dsw Inc Earnings Conference Call
We achieved occupancy leverage of 90 basis points for an 11.2% occupancy rate due to the double digit comps and various expense-saving initiatives implemented in 2010. This was partially offset by 30 basis points of deleverage in our distribution and fulfillment centers to support our growing size replenishment initiative and DSW.com business. Our first quarter gross profit dollars increased 17% to 34.2% of sales.
Our SG&A rate decreased 30 basis points driven by leverage in store expenses and marketing. Once again the expenses include $1.4 million of transaction costs related to the pending merger with RVI. Strong sales growth combined with expansion in gross profit margins and leverage in SG&A resulted in operating profit increasing 29% to $63.3 million or 12.6% of net sales. Although this included $1.4 million in transaction costs associated with the pending merger with RVI, it still represents a 170 basis point improvement over operating profit of $49.1 million in the first quarter of 2010. Our tax rate for the first quarter, which is based on a full year view, was 39.8% including transaction costs that were not tax deductible at our effective tax rate compared to 39.5% last year.
Net income for the quarter increased 27% to $38.4 million or $0.85 per diluted share. Compared to net income of $30.2 million or $0.67 a share last year. This included charges associated with the pending merger with RVI that impacted diluted earnings per share by approximately $0.02. We ended the quarter with a strong balance sheet. Cash and investments totaled $393 million, up $89 million from the $304 million last year. Inventory rose 14% on a cost per square foot basis which includes a pre-buy for fall. In addition, the increase in inventory supports the growth of our current store base and DSW.com as well as our new store expansion. Overall, we are very pleased with both the quality and the quantity of our inventory as we begin the second quarter.
Capital expenditures for the quarter were $19 million, reflecting the 7 new stores opened in Q1, as well as the various store remodels, business and IT projects. For the year, we expect capital expenditures of nearly $80 million, an increase of $5 million from our last communication. The additional funds represent an investment in our fulfillment center to further support our growing DSW.com business, as well as additional relocations and remodels for our DSW stores.
As you know, we entered a proposed merger agreement with RVI in February of this year. On May 19, 2011, the merger was approved DSW and RVI shareholders and is expected to close Thursday, May 26. We are excited about the merger as there will be a number of benefits as it relates to DSW including a simplified corporate structure and increased trading liquidity. While the completion of the merger will mark a milestone in our Company’s history, the changes that result from this transaction will not alter how we do business or the initiatives we have in place to continue our positive momentum.
Turning to our outlook for the full year, we are raising our annual guidance to reflect our strong first quarter results and our outlook for the remainder of the year. As we said on the fourth quarter call in terms of guidance, our intention will be to provide a clear outlook on the DSW business as it stands today without any impact from the merger with RVI. Assuming a mid single digit comp increase, we are estimating 2011 annual earnings per diluted share in the range of $2.65 to $2.80. Again, this excludes any impact from the merger with RVI.
Our first quarter performance reflects the continued momentum in our business resulting from solid execution against our strategic initiatives. In 2010, we hit the net income target we set for ourselves when we went public in 2005. This quarter we achieved an operating profit of 12.6%. By acknowledging that we continue to face headwinds in the second half of the year due to higher sourcing costs and increased expenses for our store openings planned in Q3, we plan to achieve profitable growth for the year. In addition, the mid point of our guidance range positions us to achieve our operating profit target of 10%. We remain confident in our ability to deliver our 2011 targets, and firmly believe our business model and brand strength has us poised for continued momentum in sales and earnings over the next several years.
With that I will turn the call over to the Operator to open the lines so we can take your questions.

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FINAL TRANSCRIPT
May. 24. 2011 / 12:30PM, DSW — Q1 2011 Dsw Inc Earnings Conference Call
QUESTIONS AND ANSWERS
Operator
(Operator Instructions) Christopher Svezia with Susquehanna Financial Group.
Christopher Svezia — Susquehanna Financial Group / SIG — Analyst
Good morning, everyone, and great job on the quarter. So Doug, to you just first. Maybe just on the guidance for one second here. Could you maybe just walk through what’s implied in that guidance from a merchandise margin perspective, some thoughts about occupancy costs, and how we should think about SG&A, each one of those pieces to get to your thought process on the guidance?
Doug Probst — DSW Inc. — EVP, CFO
Sure. Obviously, it represents mid-single digit comps, as we said. And with a 10% comp in the first quarter, we obviously expect a lower comp in the next few quarters ahead. We also expected at the beginning of the year that the merchandise margin rates will be under pressure as we get closer to the back half because of the sourcing costs. And also because of the occupancy doesn’t get as much leverage when the comps go down, we also expect a lower expansion of that line as well. So all those things you would expect from the comp guidance that we just updated to what we performed in the first quarter.
As it relates to SG&A, the only thing we would like to emphasize, as we said in the script, and maybe reemphasize here, is that the store openings that we’re having in the third quarter will push up those new store opening costs, as well as the timing of some of our marketing spend that we’re shifting into the third quarter. So a little less comparable to last year in those 2 categories because of the store openings and our marketing spend. So I hope that helps.
Christopher Svezia — Susquehanna Financial Group / SIG — Analyst
So just on the merchandise margin for one second, given the improvement you saw in the first quarter, and given the fact accessories is growing somewhat disproportionately, the private brands growing somewhat disproportionately, you made an opportunistic buy in boots, certainly helped to some degree on the margins if you go into the back half. Give us some idea about really how we should be thinking about merchandise margin rates. Have they actually started to trend down or is that what you’re expecting them to trend down in the back half of the year? Or is there opportunity, depending on how comps unfold and how you manage your inventory, to show improvement in merchandise margin in the back half?
Doug Probst — DSW Inc. — EVP, CFO
Sure. We anticipated, and a lot of people did, and then Debbie and the merchandising team did a nice job in doing the best they could with the sourcing costs increasing. And we have a lot of mitigating factors that you already mentioned — the accessories, the pre-buy, the private brands. But it is a real issue in the back half and we just have to be real objective about our plans in saying that these mitigating factors may be able to fully offset the increased sourcing cost. But at this time, we would be very pleased if we got to those record levels that we got to last fall which would be quite a feat given the great results we had last year, as well as the increasing sourcing costs. So those mitigating factors, accessories, those things, are helpful but certainly we don’t expect the kind of expansion that we got in the first quarter in the next few to come.
Christopher Svezia — Susquehanna Financial Group / SIG — Analyst
Okay. And then, Debbie, a question for you. As you saw the first quarter unfolded, and you saw what happened with the sandal business, maybe just give us some thoughts what’s happened in either of those markets as they’ve turned more seasonal from a weather perspective. And just give an idea of when the peak sandal months become most impactful for you guys. So just give us a cadence about what’s happened so far as weather has turned and really where the important months are for the sandal business overall.

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FINAL TRANSCRIPT
May. 24. 2011 / 12:30PM, DSW — Q1 2011 Dsw Inc Earnings Conference Call
Debbie Ferree — DSW Inc. — Vice Chairman, Chief Merchandising Officer
Yes, thanks, Chris. Good morning. So first of all, the first quarter was impacted by weather and it did influence the sandal sales that we achieved. Having said that, I was pleased with the sandal sales that we achieved in light of those headwinds. What we found was, is that many of those dollars were offset in the boot category with rain boots. And you can just watch the weeks and see where you have weakness in sandals in one week and then you have boot strengthen another week. So second quarter, obviously, is a very important quarter for us in sandals. We have made the appropriate adjustments in inventory against what we think our future sandal sales will look like for the balance of Q2. And also into Q3, remember, that category doesn’t go to zero. We have a warm door strategy that really takes that through an inclusive of third quarter into specific markets. So I think the real story is, is even though we had some headwinds in first quarter, that the sandal business is healthy today, right now. I don’t know what the next few weeks is going to bring. We still have some inclement weather ahead of us but our inventory levels crossing Q2 into Q3 will be reflective of the appropriate inventory levels, and we will not convert with inventory that is aged into Q3 that’s inappropriate.
Christopher Svezia — Susquehanna Financial Group / SIG — Analyst
Okay, very helpful. And then last question I have is just for you, Doug. Just going back to the RVI transaction, just 2 quick points. One, you didn’t mention the PIE so I’m just curious about the thoughts in and around the PIES as you head into the back half of the year for the maturity. And lastly, just from a tax perspective, when do you guys start to benefit from the tax credits and the NOL? Does that actually start to happen in the second quarter? Can you just maybe update us on that, as well?
Doug Probst — DSW Inc. — EVP, CFO
Yes, the cash tax savings start right away upon closing of the merger. So we’ll start to see that cash tax savings as soon as the merger closes. And the PIES are in front of us. They’re scheduled to be settled in September and we don’t have to declare anything until we get closer to that date. So we’re going to hold with that strategy and let the year play out a little bit longer before we have to make that declaration. But still an opportunity, whether we settle in shares which increases our float, or we settle in cash which increases the accretion impact. Both are good signs for us to move on to that date.
Operator
Steven Marotta with CL King.
Steven Marotta — CL King — Analyst
Good morning and congrats, as well. Following up on the last question regarding the guidance. Doug, you mentioned several times that the guidance is ex impact from the RVI merger. With the exception of the repurchase of the PIES in September, is there any other significant or material impact on the income statement for the balance of this year regarding the RVI merger?

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FINAL TRANSCRIPT
May. 24. 2011 / 12:30PM, DSW — Q1 2011 Dsw Inc Earnings Conference Call
Doug Probst — DSW Inc. — EVP, CFO
Yes, there’s significant impact as we move past the merger. And that’s why we’re going to keep our guidance associated with the DSW business to keep it comparable through the year. But not to let this slip into an accounting lesson but the incremental RVI expenses that we’ll assume and we’ll start to work through for the balance of this year, but also the release of the tax valuation allowance that was on RVI’s books, as well as the change in the fair value of the PIES themselves. So there’s a lot of subtleties and a lot of changes to what our income statement will look like after the merger. Quite frankly, it will be complex but that’s why we’re going to keep talking about the DSW business and then guide people through as the quarters move along as to the impact how we’ll look from an externally reported number. So there’s a lot of things in there but there are 1-time transaction costs. And these expenses that we talked about being incremental are really something that we’ll move beyond once the transaction is all finalized and we get through 2011.
Steven Marotta — CL King — Analyst
Okay, that’s great. And also, Debbie, maybe you want to comment on wedges and dress shoes in the first quarter and the second quarter and how those categories performed vis-a-vis sandal. And is there any way you can quantify, even generically, either the dollars or percent of sales that sandals represent in the second quarter as related to mix?
Debbie Ferree — DSW Inc. — Vice Chairman, Chief Merchandising Officer
Yes. So as far as the trends are concerned, everything we reported on prior to the start of first quarter, which would be dress shoes being strong specifically in evening, plain pumps, strong bottom shoes, naturals, whether it’s a sandal or in a dress shoe, vulcanized, lightweight, athletic, all of these trends that we called out have actually been very strong. I’m going to have to look through my notes and get the second quarter sandal penetration for you. Hold on one second.
Steven Marotta — CL King — Analyst
In the meantime, Doug, I’ve got another question for you. I know there’s opening up 18 stores this year. Are there any store closings or is 18 a net number or is that a gross number?
Doug Probst — DSW Inc. — EVP, CFO
That’s a gross number, but the net number would be virtually the same. We may close 1 as we get close to the end of the year, but no dramatic closings on the horizon.
Steven Marotta — CL King — Analyst
Okay. And lastly, what systems are rolling on in this particular quarter which could benefit the quarter? I know that the size replenishment has been a certain percent of the SKU mix. What percent is that now? What percent do you expect over the next 3 to 6 months?
Doug Probst — DSW Inc. — EVP, CFO
It’s representing SKUs that account for about a quarter of our business right now, and that’s pretty much where it’s going to be. The system that we continue to benefit from, because we just implemented in Q1, is the stock locator system that I mentioned in my script. And then the next system initiative we’re working on is our size optimization effort, the objective of which is to better understand size demand by store and by market so that we can distribute different case packs to different stores based on the size mix for that store. That will probably finish by some time in the fourth quarter with benefits to begin next year. After that, again it’s on to assortment planning which is a mega project that will probably stretch over 2 fiscal years.

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FINAL TRANSCRIPT
May. 24. 2011 / 12:30PM, DSW — Q1 2011 Dsw Inc Earnings Conference Call
Debbie Ferree — DSW Inc. — Vice Chairman, Chief Merchandising Officer
Steve, this is Debbie. I want to get back to you with an answer to your question. So the split in the sandal business between Q1 and Q2; Q1 it represents about 23% of the business and Q2 is slightly higher, about 30% of the business.
Operator
Clair Gallagher with Capstone Investments.
Claire Gallagher — Capstone Investments — Analyst
Great. Thank you. I just wanted to circle back on the kids launch that you have coming online. Could you remind us when we should expect that and maybe just review the opportunity that you see there with the kids business?
Mike MacDonald — DSW Inc. — Pres., CEO
Yes, we’re going to be launching kids for back-to-school, so second half of July call it. And I don’t think we’ve been public with what the impact of that is, so we’ll just see how that plays out.
Claire Gallagher — Capstone Investments — Analyst
Okay. And do you have specific marketing that you’ll be using? My question really revolves on how you’re going to communicate that this is available to your customers. Is it digital marketing or how are you going to communicate this new side of your business?
Mike MacDonald — DSW Inc. — Pres., CEO
We do have a powerful marketing tool through our Rewards Program so we’re first going to tell our best customers that we offer kids. But you’ll see some prominent marketing on the website itself, as well.
Operator
Jeff Black with Citigroup.
Shoshana Pollack — Citigroup — Analyst
Hi, good morning. This is Shoshana Pollack for Jeff. Can you talk about what you’re seeing in May versus what you saw in March, both in terms of category and in terms of weather? And can you also tell us what the women’s comp was in the quarter? Thanks.
Doug Probst — DSW Inc. — EVP, CFO
Sure. As you know, Shoshana, we don’t give a lot of specific results on monthly. Obviously if the weather gets better that helps sandal sales. So that would be some of the logical conclusions you could drive. And the comps for the quarter in the women’s was about almost 8%.

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FINAL TRANSCRIPT
May. 24. 2011 / 12:30PM, DSW — Q1 2011 Dsw Inc Earnings Conference Call
Operator
(Operator Instructions) David Mann with Johnson Rice.
David Mann — Johnson Rice & Company — Analyst
Yes, thank you. Great job on the quarter. Going back to Debbie, can you talk a little bit, Debbie, about what you’re thinking your outlook for boots looks like now for the back half given any other insights you gained in the first quarter? And just what are your thoughts on the outlook for booties and how flared jeans seem to be maybe taking hold.
Debbie Ferree — DSW Inc. — Vice Chairman, Chief Merchandising Officer
Yes, so I think what I would comment on in the back half is that boots will still continue to be one of the biggest categories. We’re seeing some minor mix shifts in boots. And actually, I think even a little bit more strength than what we saw last year. So booties are coming into play. That really offsets the shooties from last year. Both mid and high shaft boots are strong. We have new looks, new categories, new materials in boots this year, which excite me, that we didn’t have last year. So I’m actually feeling pretty good about boots in the back half. The only consideration that we have to look at this year is boots is where one of the biggest costing increases occurred in the back half. Even though it’s not huge, it was where we saw some of the largest increases. The strategy that we’ve really used to address that is we’re going to maintain really strong cost prices on our commodity, our core commodity items. And really take those increases where the customer really allows you to do that and it’s really places that is more fashion driven. So I think still the biggest thing for the back half is going to be boots. We’re seeing some nice new influences around a lot of other categories, though, whether it’s athletic, the strength of our men’s business, the strength of certain key distortions and accessories and handbags and in the casual hosiery business. So I think there are many things to be excited about on the back half.
David Mann — Johnson Rice & Company — Analyst
Great. Doug, in terms of SG&A in the quarter, with that kind of comp I might have expected a little more leverage. So can you talk a little bit about any unusual components other than the RVI costs in the quarter? And then just maybe update what the SG&A outlook looks like for the year.
Doug Probst — DSW Inc. — EVP, CFO
Sure. Some of the items that we’ve mentioned before, the IT increase is rather significant and will be to last year for pretty much all 4 quarters. The other things, marketing to a small degree, store depreciation because of our store openings. But primarily it was things you mentioned of the transaction costs as well as the IT being the main drivers of that SG&A rate relative to what you might have expected given our comp performance. As far as the rest of the year, because of those same investments, mainly IT, as we said we would expect at the mid single digits that our SG& A would be relatively flat last year. That’s not necessarily something that we take lightly. Of course we want to grow our expenses lower than sales but at this point, we would project out and within our guidance that SG&A would be flat to last year, excluding the charges.
David Mann — Johnson Rice & Company — Analyst
That’s helpful. In terms of the remodel activity that you’re doing, can you just give a sense, update any change in performance in the remodels in terms of what you talked about?

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FINAL TRANSCRIPT
May. 24. 2011 / 12:30PM, DSW — Q1 2011 Dsw Inc Earnings Conference Call
Mike MacDonald — DSW Inc. — Pres., CEO
I think what we’ve said and it’s still true is we’re getting a nice lift out of the clearance wall removal stores where we eliminate the separation between our regular priced merchandise and the clearance merchandise. And we simultaneously, where it’s necessary, change the orientation from east-west or side to side of the fixtures to a north-south orientation. So we’ve been getting a nice lift out of those ones that we’ve done and that’s why we’ve got many more planned. As for the remodels and refreshes, I would say the incremental impact is discernible but it is less significant than what we’re getting out of the clearance wall removal projects. Within that, the stores that we fully remodel we’re getting a slightly better lift than the stores that we called refresh which is mostly just a paint and a carpet touch-up to the store. We think it’s really important, however, to implement our new store design throughout all of our stores in order to carry out the current brand representation of DSW. And on top of that, just to be honest, when we remodel a store, a lot of times we’ve got some deferred maintenance that we need to correct as well. So, long story short, we’re getting nice lift out of the clearance wall stores, more moderate impact out of the remodels and refreshes, but we’re pleased with all of it.
David Mann — Johnson Rice & Company — Analyst
One last question, if I could. In terms of the DSW.com business and the revenue growth there, if perhaps you might be willing to quantify the kind of growth you’re having? And if not could you just give us a sense on whether the growth is similar to the trends for the last couple quarters or perhaps even accelerating?
Mike MacDonald — DSW Inc. — Pres., CEO
Yes, we’ve intentionally steered away from separately characterizing either the volume or the percent change. Suffice to say, it’s growing much more rapidly than the stores, but it’s hard to separate those 2 because we are fostering cross-channel shopping so strongly. And a lot of our customers like to buy it online and have the flexibility to return it in the stores.
David Mann — Johnson Rice & Company — Analyst
But in terms of the recent growth rate, how does it compare to the last couple of quarters?
Mike MacDonald — DSW Inc. — Pres., CEO
It’s pretty consistent.
Operator
Scott Krasik with BB&T Capital Markets.
Scott Krasik — BB&T Capital Markets — Analyst
Thanks, everybody, congratulations. Debbie, can you give us your latest thinking on pricing relative to the cost increases you expect to see in the fourth quarter? I think in the past you said you didn’t expect to offset the increases with price.

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FINAL TRANSCRIPT
May. 24. 2011 / 12:30PM, DSW — Q1 2011 Dsw Inc Earnings Conference Call
Debbie Ferree — DSW Inc. — Vice Chairman, Chief Merchandising Officer
Yes, good morning. So, what I can really report on is where my view is really through third quarter right now. We’re still in the process of loading those orders into the system and renegotiating some things for fourth quarter. But my views through and inclusive of third quarter is, the mid- to low-single digit cost increases where boots and men’s seem to be the highest of those cost increases, which would be mid single digit high increases. So boots and men’s a little bit higher than anything else. In terms of what AUT will look like relative to those cost increases, in some places I’ve been able to protect it where AUT would go up consistently with average unit costs. In some cases I’m really feeling some margin pressure there. So I would say the end of the story right now is that I feel that I’m able to offset most of it through third quarter but we still have some strong headwinds ahead of us for fourth quarter. So I don’t know if that answered your question or not. I’m not being evasive but that’s what I see right now.
Scott Krasik — BB&T Capital Markets — Analyst
I guess it does, but, Debbie, what is guiding you in your approach to pricing? Because in apparel where the increases are significantly higher, a lot of retailers have talked about raising prices more than low to mid single digits. So why do you feel, especially given your fashion mix, that you don’t feel like you can fully offset with price?
Debbie Ferree — DSW Inc. — Vice Chairman, Chief Merchandising Officer
We’ve had a lot of vendors in the building this week, and I can just share some of the same consistent stories that we’ve had with all of them. And that is, when you have strong vendor relationships, when you have some strong big key items and you sit down with your manufactures and you put together a strategy whereby you want to hit a particular retail, you want to hit a particular compare savings to the comp price in the industry, and you work backward into cost, if you start to have those negotiations early and you’re flexible in your point of view with the vendor, and really have them help you. Whether it’s when they source it, maybe they produce it in a down time in the factory where they hold goods for us, and they ship part of it and they hold goods for us. It’s a very complex but comprehensive strategy on how you really get to those costing prices. I will tell you I’m pleased with our merchants’ ability to have negotiated the costs that they did through and inclusive of third quarter. Which is what really drove my comment on that we have really mid- to low-single digit cost increases.
What is my confidence that we can do that going forward? Fairly confident, fairly high. I don’t know what headwinds we’re going to start facing at the end of Q2 into spring of 2012 though. I’m hearing there could be more to come but I haven’t seen anything on paper to support that fact base. So, I’d just tell you we worked really hard to contain these prices. I think some of the initiatives we have in play, which is private brand, really do help us when it comes to that. Size replenishment, where we’re buying more what the customer needs and the right size she needs so we’re not having inventory issues. I think all of that helps and plays into the fact that we’ll be able to hit the metrics that we’ve committed to.
Scott Krasik — BB&T Capital Markets — Analyst
Thanks, Debbie. And then Mike, in your history, what’s the impact of size optimization relative to the benefits you receive from size replenishment?
Mike MacDonald — DSW Inc. — Pres., CEO
Scott, I don’t have a lot of history. I can tell you that I believe it could be the most significant system initiative that we’re going to undertake.
Scott Krasik — BB&T Capital Markets — Analyst
Okay. And you cited Q4 as the target date?

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FINAL TRANSCRIPT
May. 24. 2011 / 12:30PM, DSW — Q1 2011 Dsw Inc Earnings Conference Call
Mike MacDonald — DSW Inc. — Pres., CEO
Yes, but it’s going to take us a while to develop the selling data to put through the model which will then translate into differential case packs. So it’s going to be probably, I would say, a full year before we start to get all the benefits from size optimization. A full year from when we finish the project in fourth quarter. We will start to generate benefits in Q1, 2, 3, and 4 of next year but I think if you’re talking about full implementation, full value probably at a year after.
Scott Krasik — BB&T Capital Markets — Analyst
No, that’s great, thanks. And then just lastly, you mentioned 50 new markets if the small store test works. Does that mean, am I reading that as 50 new stores or 50 new markets where there can be multiple stores?
Mike MacDonald — DSW Inc. — Pres., CEO
Yes, we’re thinking about it as 50 new stores. They’re probably one and the same, the market and the store. They’re small. We’ve typically targeted MSAs of 400,000 or more, so these dip down below that.
Operator
Christopher Svezia from Susquehanna Financial Group.
Christopher Svezia — Susquehanna Financial Group / SIG — Analyst
Yes, just 2 quick follow-ups here. Scott was poking around most of my questioning here. But just to go back to it for one second. Just when you guys think about pricing in the back half of the year, and Debbie, I think your focus was thinking that for the most part in the third quarter you think you can offset most of what you’re seeing. When you think about private brand and accessories, is that encompassed in your thought process about pricing and margin or is that potentially incremental offsets?
Debbie Ferree — DSW Inc. — Vice Chairman, Chief Merchandising Officer
It’s really a combination. Originally, when I went into third quarter before we really had the full knowledge and understanding what the price increases would be, as I was hoping that I would get a little bit more incrementally out of those initiatives than I am. I think in both areas, in both cases, it’s helping me right now to offset some of the cost increases. Once we get the baseline cost increases managed and those initiatives worked out with the manufactures and the factories, I’m hoping that as we move into Q4, we’ll start to see a little bit more incrementally there. But it’s early in the game, Chris, and I’m not ready to really commit to that right now.
Christopher Svezia — Susquehanna Financial Group / SIG — Analyst
Okay, fair enough. And then the last question I have is just, Doug, just a quick housekeeping note here. When you think about the $0.02 in the first quarter, that’s outside of your guidance of $2.65 to $2.80. That’s not included, you take that out, correct?
Doug Probst — DSW Inc. — EVP, CFO
We’ve got a couple negatives in that question. But basically I would say the $0.85 would have been $0.87 in our $2.65 to $2.80. So we’re looking at it all excluding any transaction costs, so the $0.85 would be roughly $0.87.

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FINAL TRANSCRIPT
May. 24. 2011 / 12:30PM, DSW — Q1 2011 Dsw Inc Earnings Conference Call
Operator
With no further questions in the queue at this time, I will turn the call back over to management for any additional or closing remarks.
Mike MacDonald — DSW Inc. — Pres., CEO
Okay, thanks, Operator. Thanks to all of you for joining us today. We genuinely appreciate your interest and your support of DSW. And as always we’ll look forward to updating you again on the next quarterly call. And perhaps we’ll see some of you at the Citicorp conference tomorrow where we’re going to be presenting in New York City. So maybe we’ll see you then. Thanks again.
Operator
Again that does conclude today’s conference. We do thank you for your participation.
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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. DSW has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (Registration No. 333-172631) that includes a joint proxy statement of DSW and Retail Ventures that also constitutes a prospectus of DSW. DSW has mailed the joint proxy statement/prospectus to its shareholders. DSW also plans to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF DSW ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders can obtain free copies of the joint proxy statement/prospectus and other documents containing important information about DSW through the website maintained by the SEC at www.sec.gov. DSW makes available free of charge at www.dsw.com (in the “Investor Relations” section), copies of materials it files with, or furnishes to, the SEC, or investors and shareholders may contact DSW at (614) 237-7100 to receive copies of documents that it files with or furnishes to the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect DSW’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, DSW’s expectations with respect to the synergies, costs, efficiencies, and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of DSW and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, the possibility that the proposed transaction is delayed or does not close, including due to the taking of governmental action (including the passage of legislation) to block the transaction, or the failure to satisfy other closing conditions, and the possibility of adverse publicity or litigation, including an adverse outcome thereof and the costs and expenses associated therewith.

Additional information concerning other risk factors is contained in DSW’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning DSW, the proposed transaction or other matters and attributable to DSW or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. DSW does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.